
1300m
1250m
1200m
1150m
1100m
1250
1300
1350
1400
1450
1500
1550
1600

Plotted with

MICROMINE

Resources Software
Perth, Australia
Tel +61 8 9389 8722
Fax +61 8 9386 7462
http://www.micromine.com.au

Scale	DATE	SHEET
	08/12/04	1 of 1
1:1000	REF No.	FILE
	1 CACHETE_SEC1500N_DIC	


1275
1300
1325
1350
1375
1400
1425
1450
1475
1500
1525
1550
1575
1600
1625
1300m
1275m
1250m
1225m
1200m
1175m
1150m
1125m
1100m

Plotted with

MICROMINE

Resource Software
Perth, Australia
Tel +61 8 9389 8722
Fax +61 8 9386 7462
http://www.micromine.com.au

Scale	DATE 08/12/04	SHEET 1 of 1
1:1000	REF No.	FILE GACHETE_SEC_1700N_DIC



1250
1275
1300
1325
1350
1375
1400
1425
1450
1475
1500
1525
1550
1575
1600
1325m
1300m
1275m
1250m
1225m
1200m
1175m
1150m
1125m

Plotted with	MICROMINE Resources Software Perth, Australia Tel +61 8 9389 8722 Fax +61 8 9386 7462 http://www.micromine.com.au	Scale	1:1000	DATE 08/12/04 REF No.	SHEET 1 of 1 FILE 1 CACHETE_SEC1650_DIC


DATE
SHEET
Scale
REF No. 1


VFls
VFls
VFls
VFts
Scale
1:500
DATE
24/11/98
REF No.
SHEET
1 of 1
FILE
EL CACHETE PROSPECT
DRILL SECTION 1800N
LA CABEZA PROJECT
ARGENTINA MINERAL DEVELOPMENT S.A.